April 25, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C.  20549-7010

Attention:  Ms. Anne Nguyen Parker, Branch Chief

Re:	Hugoton Royalty Trust Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 24, 2011 File No. 001-10476

Dear Ms. Parker:

The following is our response to your above-referenced comment letter, dated April 12, 2011.  Your comment and our response thereto are set forth below.

Form 10-K for Fiscal Year Ended December 31, 2010

Exhibits

1.
We note your response to comment 1 in each of our letters dated January 25, 2011 and March 1, 2011.  We note your expanded disclosure discusses generally the various pricing terms of the related contracts.  Please revise to describe the circumstances under which such pricing terms may change, or tell us why you do not believe this is necessary.  In this regard, we note Section 11.a(3) of the Oil Purchase Contract dated as of January 4, 1973 among Blaik Oil Company and Oklahoma Natural Gas Gathering Corporation and Pioneer Gas Products Company.  In addition, please revise your disclosure to describe any provisions relating to default, term, renewal (including the status of the renewal of the contracts (e.g., whether the contract term is month-to month)), termination rights (including the bases related thereto) and the amount a buyer is obligated to purchase.

Response:

In response to your comment, we will include the following expanded disclosure of the marketing arrangements described above in our future Form 10-K filings:

XTO Energy delivers most of its Hugoton gas production to a gathering and processing system owned by a subsidiary.  Most of the gas is sold under the terms of a contract that was entered into in March 1996, predating the existence of the trust. This system collects the majority of its throughput from underlying properties, which, in recent months, has been approximately 13,000 Mcf per day. The gathering subsidiary purchases the gas from XTO Energy at the wellhead, gathers and transports the gas to its plant, and treats and processes the gas at the plant. The gathering subsidiary has agreed to use its best efforts to purchase all gas produced by XTO Energy from the wells that are subject to the contract, but the gathering subsidiary is not obligated to purchase gas in excess of its market requirements.  The gathering subsidiary has been taking all of the gas produced for over ten years.  The gathering subsidiary pays XTO Energy for wellhead volumes at a price of 80% to 85% of the net residue price received by XTO Energy’s marketing affiliate, which amount is adjusted for the BTU content of the gas. This affiliate currently sells the residue to a pipeline at a price based on a monthly pipeline index less actual third party fees.  The term of these contracts can vary by contract, but in general the contracts, after an initial stated period, renew on a monthly basis unless either party gives notice of termination.  If either party to the contracts fails to perform under the contract, the contract may be terminated if written notice is given of the breach and the breaching party fails to cure the breach within a specified period.  The March 1996 contract has an annual price renegotiation term under which either party can request that the price provided under the contract be renegotiated.  Neither party has requested that the price be renegotiated.  XTO Energy does not anticipate that the terms of the contracts will be renegotiated.

United States Securities and Exchange Commission
April 25, 2011

Other Hugoton gas production is sold under a third party contract that remains in effect for the life of the lease. Under the contract, XTO Energy receives 74.5% of the net proceeds received by the buyer from the sale of the residue gas and liquids produced from certain underlying properties.  The residue gas net proceeds are based upon the weighted average price of the gas sold by the buyer at its facilities, and the liquids net proceeds are based upon an average daily index sales price, less transportation, processing and storage fees incurred by the buyer.  The buyer agrees to use its best efforts to take all of the gas produced, subject to its market requirements.  The buyer has been taking all of the gas produced for over ten years.

. . .

A gathering subsidiary of XTO Energy operates a 300-mile gathering system and pipeline in the Major County area. The gathering subsidiary and a third-party processor purchase natural gas produced at the wellhead from XTO Energy and other producers in the area under various agreements, most of which were entered into in the 1960’s and 1970’s, and which include life-of-production terms such that the contracts will continue until there is no further production from the underlying properties, unless the production declines so that it is no longer economical to take the gas. The gathering subsidiary and the third-party processor are required to take certain minimum volumes of the gas produced but have been taking all of the volumes produced for over ten years.  The gathering subsidiary gathers and transports the gas to a third-party processor, which processes the gas and pays XTO Energy and other producers for at least 50% of the liquids processed based upon a weighted average sales price less transportation charges, which price may vary in the event of inadequate markets. After the gas is processed, the gathering subsidiary transports the gas via a residue pipeline to a connection with an interstate pipeline. The gathering subsidiary sells the residue gas to the marketing subsidiary of XTO Energy based upon a weighted average price, which price will vary monthly based upon market conditions. The gathering subsidiary pays this price to XTO Energy less a compression and gathering fee of approximately $0.31 per Mcf of residue gas. This gathering fee was previously approved by the Federal Energy Regulatory Commission when the gathering subsidiary was regulated and is unlikely to change.  During 2010, the gathering system collected approximately 10,000 Mcf per day, approximately 50% of which XTO Energy operates. Estimated capacity of the gathering system is 24,000 Mcf per day.  The gathering subsidiary also provides contract operating services to properties in Woodward County, collecting approximately 10,000 Mcf per day, for an average fee of approximately $0.05 per Mcf.  The fee is subject to an annual price renegotiation under which either party can request that the price provided under the contract be renegotiated.  The contract continues on a yearly basis, and it is subject to termination upon written notice prior to its annual renewal or in the event the parties fail to agree upon a pricing renegotiation.  XTO Energy also sells gas directly to its marketing subsidiary under a month-to-month contract, which then sells the gas to third parties. The price paid to XTO Energy is based upon the weighted average price of several published indices, which price varies upon market conditions but does not include a deduction for any marketing fees. The price paid by the marketing affiliate includes a deduction for any transportation fees charged by the third party.  Neither party has a firm obligation to sell or purchase any specific minimum quantity of gas.

. . .

United States Securities and Exchange Commission
April 25, 2011

XTO Energy markets the gas produced from the Fontenelle Unit and nearby properties under various marketing arrangements. Under the agreement covering the majority of the gas sold, XTO Energy compresses the gas on the lease, transports it off the lease and compresses the gas again prior to entry into the gas plant pipeline. The pipeline transports the gas to the gas plant, where the gas is processed, then redelivered to XTO Energy. The owner of the gas plant and related pipeline charges XTO Energy for operational fuel and processing and has agreed to accept certain volumes, which amounts can be adjusted by the owner. The owner may be able to cease taking volumes if it has valid unaddressed concerns regarding the creditworthiness of XTO Energy.  In 2010, the fuel charge was 1.89% of the volumes produced and the processing fee was approximately $0.11 per MMBtu. These charges are adjusted annually based upon a published governmental economic index, and the contract renews on a year-to-year basis.  XTO Energy transports and sells this gas directly to the markets based on a spot sales price on a month-to-month term, and the volumes to be sold are generally determined upon a monthly basis.  These contracts may be terminated by either party if there are credit issues with the other party.  The gas not sold under the above arrangement may be gathered and sold under a similar arrangement on a month-to-month term where the fee is approximately $0.17 per MMBtu and is adjusted annually.  The amount of gas that the gatherer is required to gather is limited to certain maximum volumes, and the gatherer may be able to cease taking volumes if it has valid unaddressed concerns regarding the creditworthiness of XTO Energy.  Alternatively, the gas may be sold under a contract where XTO Energy directly sells the gas to a third party on the lease at an adjusted index price, which price varies upon market conditions.  The contract continues on a month-to-month basis, and the buyer is obligated to make a good faith effort to purchase a minimum 90% of the gas nominated by buyer for purchase.  Condensate is sold to an independent third party at market rates on a month-to-month basis.  The purchaser accepts all condensate delivered at the lease, but either party may suspend performance of the contract if there are credit issues with the other party.

You asked for a discussion of provisions regarding default terms.  Many of the contracts discussed above do not have a default term section, but we have included a discussion where there were default terms.

We believe the above disclosure will provide interested investors with all material terms of the sales contracts.

In accordance with your request, we hereby acknowledge that:

-	the trustee is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Exchange Commission
April 25, 2011

-	the trustee may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any additional questions or would like additional information on these matters.

Very truly yours, ___________________________________ Nancy G. Willis Vice President U.S. Trust, Bank of America Private Wealth Management Trustee

cc:           Sirimal Mukerjee